Exhibit 10.49

March 16, 2004

To:	Francis T. Wilde
President and Chief Executive Officer

Dear Frank:

Tarantella, Inc., a California corporation (the “Company”), considers it essential to the best interests of its shareholders to take reasonable steps to retain key management personnel. Further, the Board of Directors of the Company, through its Compensation Committee (the “Committee”) recognizes that the uncertainty and questions which might arise among management in the context of a change in control of the Company could result in the distraction or departure of management personnel to the detriment of the Company and its shareholders.

The Committee has determined, therefore, that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the management of the Company and its subsidiaries to their assigned duties without distraction in the face of potentially disturbing circumstances arising from any possible change in control of the Company.

In order to induce you to remain in the employ of the Company, the Company has determined to enter into this letter agreement (this “Agreement”) which addresses the terms and conditions of your employment in the event of a change in control of the Company.

1.	Term of Employment Under this Agreement. The term of your employment under this Agreement shall commence on the Change in Control Date and shall continue until the one year anniversary of the Change in Control Date (the “Term”).

2.	Termination Payments and Other Benefits.

(a)	If, during the term of this Agreement, the Involuntary Termination of your employment, as defined in Item (g) of the Definitions, occurs in connection with a Change In Control, you shall be entitled to receive a termination payment from the Company (the “Termination Payment”). The Termination Payment shall be made in a lump sum on the effective date of the Change in Control. The amount of the Termination Payment shall be:

(i)	if there is a Change in Control arising from an acquisition of the Company for an amount equal to or less than $48 million, equal to the product of twelve (12) times your Total Monthly Compensation including targeted bonuses at 100% attainment. You shall also receive the full base salary for the month in which the Involuntary Termination occurs.

(ii)	if there is a Change in Control arising from an acquisition of the Company for an amount greater than $48 million, equal to the product of twenty four (24) times your Total

Monthly Compensation including targeted bonuses at 100% attainment. You shall also receive the full base salary for the month in which the Involuntary Termination occurs.

Notwithstanding anything in Section 2(a)(ii) to the contrary, the Board of Directors of the Company (the “Board”) may review the Termination Payment contemplated in Section 2(a)(ii) (the “Additional Termination Payment”) every 6 months and if the situation in the Company changes materially, the Board may modify the Additional Termination Payment in its reasonable discretion upon notice to you. Under no circumstances shall the Board have the right to review or modify the Termination Payment contemplated in Section 2(a)(i) without your prior written consent.

(b)	In the event of your Involuntary Termination during the Term, you and your eligible dependents shall continue to be eligible to participate during the Benefit Continuation Period (as hereinafter defined) in health benefit plans applicable to you immediately prior to your Involuntary Termination on the same terms and conditions in effect for you and your dependents immediately prior to such Involuntary Termination. For purposes of the previous sentence, “Benefit Continuation Period” means the period beginning on the Date of Termination and ending on the earlier to occur (i) the one year anniversary of the Date of Termination and (ii) the date that you and your dependents are eligible and elect coverage under the plans of a subsequent employer which provide substantially equivalent or greater benefits to you and your dependents. To the extent that such benefits or service credit for benefits are not payable or provided under such plans or programs the Company itself shall pay or provide payment of such benefits or service credit for benefits. For the purposes of this section, vacation, sick leave, stock option or stock purchase plans or agreements shall not be considered “employee benefit plans or programs.” Also, for purposes of this section, coverage under the disability plans, life insurance or other death benefit plans provided to you by a new employer shall not be deemed to be “substantially equivalent” to the corresponding coverage provided under this section unless the dollar amount thereof is substantially the same or greater.

(c)	Your right to the Termination Payment shall be conditioned upon your execution of a release in favor of the Company in substantially the form of the release required for the receipt of severance payments under the Severance Plan (as in effect on the date of this Agreement) which is not revoked by you within the revocation period specified therein.

(d)	You shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Agreement be reduced by any compensation earned by you as the result of employment by another employer or by pension benefits paid by the Company or another employer after the Date of Termination or otherwise except as specifically provided in clause (ii) of the last sentence of the Benefit Payment provision set forth in section 2(b) above.

3.	Stock Options

All stock options granted to you shall vest and become fully exercisable in the event of your Termination on or following the Change in Control Date so long as you remain an employee on the Change in Control Date.

4.	Confidential Information

(a)	You agree not to disclose, either while in the Company’s employ or at any time thereafter, to any person not employed by the Company and not engaged to render services to the Company any confidential information obtained while in the employ of the Company (including, without limitation, any of the Company’s inventions, processes, methods of distribution, customer or trade secrets). This section shall not preclude you from the use or disclosure of information known generally to the public or of information not considered confidential by the Company or from making disclosures required by law or court order.

(b)	You agree that upon leaving the Company’s employ, you will not remove from the Company’s possession, without the prior written consent of an officer authorized to act in the matter by the Board of Directors, any business plans, financial information, product pricing information, or other documents which are of a confidential nature (including, without limitation, its methods of distribution).

(c)	You agree to continue to abide by the terms and conditions of the Proprietary Information Agreement signed upon the commencement of your employment with Company.

5.	Limitation on Payments

(a)	In the event that the Termination Payment together with all other payments and the value of any benefit received or to be received by you in connection with the Termination or otherwise (i) constitutes a “parachute payment” within the meaning of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (“Code”) and (ii) such Termination Payment, together with all other payments or benefits which constitute “parachute payments” within the meaning of Section 280G(b)(2) would result in all or a portion of such termination payment being subject to excise tax under Section 4999 of the Code, then you Termination Payment shall be either:

(i)	the amount determined under sections 2 and 3; or

(ii)	such lesser amount which would result in no portion of the severance pay being subject to excise tax under Section 4999 of the Code whichever of the foregoing amounts, taking into account the applicable Federal, State and local income taxes and the excise tax imposed by Section 4999, results in your receipt, on an after-tax basis, of the greatest amount of Termination Pay under sections 2 and 3, notwithstanding that all of some portion of the Termination Payment may be taxable under Section 4999 of the Code.

(b)	For purposes of applying the applicable limitation of section 5(a), the following provisions shall be in effect.

The parachute payment attributable to the accelerated vesting of your options under Section 3.2 of this Agreement shall be calculated in accordance with the valuation methodology established under Internal Revenue Code Section 280G and the applicable Treasury Regulations thereunder and shall include an appropriate dollar amount (utilizing the 1% per month formula set forth in Q&A 24 thereunder) to reflect the lapse of your obligation to remain in the Company’s employ as a condition to the vesting of one or more of the accelerated option installments. In no event, however, shall such option parachute payment exceed the spread (the excess of the fair market value of the accelerated option shares over the option exercise price payable for those shares) existing at the time of acceleration.

Should it become necessary to reduce part of your termination benefits under this Agreement so as not to exceed the applicable section 5(a) limitation, then such reduction shall be effected, solely to the extent necessary to avoid an excess payment under section 56(a), by an appropriate reduction in the dollar amount of the Termination Payment otherwise due to you under section 2.

6.	Assumption by Successor. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and to agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place; provided, however, that no such assumption shall relieve the Company of its obligations hereunder. As used in this Agreement, the “company” shall mean the Company as hereinbefore defined any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

7.	Enforceability; Beneficiaries. This Agreement shall be binding upon and inure to the benefit of you and your heirs and the Company and any organization which succeeds to substantially all of the business or assets of the Company, whether by means of merger, consolidation, acquisition of all or substantially all of the assets of the Company or otherwise, including, without limitation, as a result of a Change in Control or by operation of law. This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, and heirs. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your designee or estate

8.	No Contract of Employment. Your employment is at will. Nothing in this Agreement shall be construed as giving you any right to be retained in the employ of the Company or shall affect the terms and conditions of your employment with the Company prior to the commencement of the term hereof.

9.	Withholding. Amounts paid to you hereunder shall be subject to all applicable federal, state and local withholding taxes.

10.	Notices. Any purported termination of your employment by the Company or by you shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provisions so indicated.

All notices, requests, and other communications contemplated by this Agreement shall be in writing and shall be sufficiently given if mailed in the continental United States by registered or certified mail, return receipt requested, or personally delivered to the party entitled thereto at the address stated below (or to such changed address as the addressee may have given by a similar notice):

If to the Company:

Tarantella, Inc.

425 Encinal Street

Santa Cruz, CA 95060

Attention: Chief Executive Officer

If to the Addressee: to the current home address listed in the Company’s personnel records

Any notice delivered in person shall be deemed to have been received on the date of delivery. Any notices delivered by mail shall be deemed to have been received on the date of acknowledgment of its receipt.

11.	No Setoff. There shall be no right of setoff or counterclaim, with respect to any claim, debt, or obligation, against payments to you under this Agreement.

12.	Death or Incompetence. In the event of your death or a judicial determination of your incompetence, references in this Agreement to you shall, where appropriate, be deemed to refer to your beneficiary or beneficiaries or, if none, to your legal representative. The term “beneficiary,” as used in this Agreement, shall mean a beneficiary or beneficiaries designated to receive any amount hereunder or, if no beneficiary has been so designated, the legal representative of your estate.

13.	No Assignment. No right, benefit or interest hereunder shall be subject to anticipation, alienation, sale, assignment, encumbrance, charge, pledge, hypothecation, execution, forfeiture, attachment, levy, or similar process or assignment by operation of law by you. Any attempt, voluntary or involuntary, to effect any action specified in the preceding sentence shall, to the full extent permitted by law, be null, void, and of no effect.

14.	Company’s Successors. This Agreement shall be binding upon and inure to the benefit of the Company and any successor of the Company (including, without limitation, any corporation or other entity which directly or indirectly acquires all or substantially all of the assets or shares of the Company, whether by merger, consolidation, sale, or otherwise) but shall not otherwise be assignable by the Company. The Company shall require that any such successor expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform this Agreement if no succession had taken place.

15.	Waivers and Amendments. No provision of the Agreement shall be amended or waived unless such amendment or waiver is authorized by the Board of Directors or any authorized committee of the Board of Directors and is agreed to in writing and signed by you and by an officer of the Company. No waiver by either party hereto of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar provision or condition at the same or at any prior or subsequent time. The waiver by one party of the performance of any covenant, condition or promise in this Agreement shall not invalidate this Agreement, nor shall it be considered a waiver by such party of any other covenant, condition or promise hereunder. A waiver by either party or both parties of the time for performing any acts shall not constitute a waiver of the time for performing any other act of any identical act required to be performed by any party.

16.	Arbitration. In the event that any dispute arises hereunder, such dispute shall, at the election and upon written demand of either party, be finally determined by arbitration in the City of San Jose in accordance with the rules and procedures of the American Arbitration Association, and judgment upon the award may be entered in any court having jurisdiction thereof.

17.	Choice of Law. The validity, interpretation, construction, performance, and enforcement of this Agreement shall be governed by the internal laws of the State of California, without regard to the principles of conflict of laws thereof.

18.	Headings. The titles of sections in the Agreement are intended solely for convenience, and no provision of this Agreement is to be construed by reference to the title of any section.

19.	Severability. In the event that any provision or portion of this Agreement is determined by arbitration or by a court of competent jurisdiction to be invalid or unenforceable for any reason, the remaining provisions and portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

20.	Specific Performance. The Company and you recognize that each party will have no adequate remedy at law for breach by the other of any of the agreements contained herein and, in the event of any such breach, the Company and you hereby agree and consent that the other shall be entitled to a decree of specific performance, mandamus, or other appropriate remedy to enforce performance of such agreements.

21.	Presumption. The Company shall make a payment described in this Agreement upon receiving written notice from you describing such payment, referring to the provision of this Agreement under which such payment is claimed and certifying that all conditions for such payment, as set forth in this Agreement, have been satisfied. The information so furnished to the Company by you shall be presumed to be correct, subject to rebuttal by the Company.

22.	Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and during the term of this Agreement supersedes the provisions of all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto with respect to the subject matter contained herein.

23.	Definitions.

(a)	“Cause” shall mean a termination of your employment during the term which is a result of (i) your felony conviction, (ii) your willful disclosure of material trade secrets or other material confidential information related to the business of the Company and its subsidiaries or (iii) your willful and continued failure substantially to perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure resulting from a resignation by you for Good Reason) after a written demand for performance is delivered to you by the Company, which demand specifically identifies the manner in which the Company believes that you have not substantially performed your duties, and which performance is not substantially corrected by you within 10 days of receipt of such demand. For purposes of the previous sentence, no act or failure to act on your part shall be deemed “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company.

(b)	“Change in Control” shall mean (i) when any “person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (other than the

Company, a Subsidiary or a Company employee benefit plan, including any trustee of such plan acting as trustee) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors; or (ii) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least seventy-five percent (75%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets; or (iii) a change in the composition of the Board of Directors of the Company occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” shall mean directors who either (A) are directors of the Company as of the date hereof, or (B) are elected, or nominated for election, to the Board of Directors of the Company with the affirmative votes of a least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company).

(c)	“Change in Control Date” shall mean the earliest of (i) the date on which the Change in Control occurs, (ii) the date on which the Company executes an agreement, the consummation of which would result in the occurrence of a Change in Control, and (iii) the date the Board approves a transaction or series of transactions, the consummation of which would result in a Change in Control. If the Change in Control Date occurs as a result of an agreement described in clause (ii) of the previous sentence or as a result of the approval of the board described in clause (iii) of the previous sentence and the Change in Control to which such agreement or approval relates (the “Contemplated Change in Control”) subsequently does not occur, then the term shall expire on the sixtieth day (the “Reset Date”) following the date the Board certifies by resolution duly adopted by a majority of the Directors then in office that the Contemplated Change in Control is not reasonably likely to occur; provided, however, that this sentence shall not apply if (A) an Involuntary Termination of your employment with the Company has occurred on and after the Change in Control Date and on or prior to the Reset Date of (B) the Contemplated Change in Control subsequently occurs within three months of the Reset Date. Following the Reset Date, the provisions of this Agreement shall remain in effect and a new Term shall commence upon the occurrence of a subsequent Change in Control Date. Notwithstanding the first sentence of this section, if your employment with the Company terminates prior to the Change in Control Date and it is reasonably demonstrated that your termination of employment (i) was at the request of the third party who has taken steps reasonably calculated to effect the Change in Control or (ii) otherwise arose in connection with or in anticipation of the Change in Control, then Change in Control Date shall remain the date immediately prior to the date of your termination of employment.

(d)	“Code” means the Internal Revenue Code of 1986, as it may be amended.

(e)	“Company” means the Company, all Subsidiaries and any corporation owning not less than fifty percent (50%) percent of the total combined voting power of all classes of outstanding shares of the Company.

(f)	“Good Reason” shall mean a resignation of your employment during the term as a result of any of the following:

(i)	A meaningful and detrimental alteration in your position, or the nature or status of your responsibilities or in your reporting responsibilities from those in effect immediately prior to the Change in Control Date;

(ii)	A reduction by the Company in your annual base salary as in effect immediately prior to the Change in Control Date or as the same may be increased from time to time thereafter; a failure by the Company to increase your salary at a rate commensurate with that of other key executives of the Company; or a reduction in your target annual bonus (expressed as a percentage of base salary) below the target in effect for you on the Change in Control Date;

(iii)	The relocation of the office of the Company where you are employed immediately prior to the Change in Control Date (the “Location”) to a location which, in your good faith assessment, would cause a hardship in commuting from your principal residence;

(iv)	The failure by the Company to continue in effect any compensation plan in which you participated prior to the Change in Control Date or made available to you after the Change in Control Date, unless an equitable arrangement has been made with respect to such plan in connection with the Change in Control, or the failure by the Company to continue your participation therein on at least as favorable a basis, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed on the Change in Control Date;

(v)	The failure by the Company to continue to provide you with benefits at least as favorable in the aggregate to those enjoyed by you under the Company’s pension, savings, life insurance, health, disability, and fringe benefit plans and programs (including, without limitation, programs, if any, relating to use of a car, secretary, office space, telephones, expense reimbursement) in which you were participating immediately prior to the change in Control Date; or the failure by the company to provide you with the number of paid vacation days to which you are entitled on the basis of years of service with the Company in accordance with the Company’s normal vacation policy in effect immediately prior to the Change in Control;

(vi)	Any termination of your employment which is not effected pursuant to the terms of this Agreement; or

(vii)	A material breach by the Company of the provisions of this Agreement;

provided, however, that an event described above in clause (ii), (iv), (v) or (vii) shall not constitute Good Reason unless it is communicated by you to the Company in writing and is not corrected by the Company in a manner which is reasonably satisfactory to you (including full retroactive correction with respect to any monetary matter) within 10 days of the Company’s receipt of such written notice from you.

(g)	“Involuntary Termination” shall mean (i) the termination of your employment by the Company and/or its subsidiaries during the Term other than for Cause or Disability or (ii) your resignation of employment with the Company and its subsidiaries during the Term for Good Reason.

(h)	“Subsidiary” means any corporation, if the Company and/or one or more other Subsidiaries own not less than fifty percent (50%) percent of the total combined voting power of all classes of outstanding stock of such corporation. A corporation that attains the status of a Subsidiary on a date after the execution of this Agreement shall be considered a Subsidiary commencing as of such date.

(i)	“Total Monthly Compensation” means the sum of your monthly salary plus targeted bonus at the rate in effect immediately prior to the Termination, but in no event less than your monthly salary at the rate in effect on the date of this Agreement.

This letter sets forth our agreement on the subject matter hereof. Please sign and return this Agreement to Daniel Jochnowitz in the Legal Department.

Sincerely,

Tarantella, Inc.

/s/ John Greeley
John Greeley
Chief Financial Officer

Agreed:

/s/ Francis E. Wilde
Francis E. Wilde

Date: